Exhibit 99.3

Cellect Biotechnology Reports Second Quarter Financial and Operating Results;

First Half 2020 Strategic Developments Create Long-Term Revenue Catalysts

Tel Aviv, Israel August 12, 2020 – Cellect Biotechnology Ltd. (NASDAQ: "APOP"), a developer of innovative technology which enables the functional selection of stem cells, today reported financial and operating results for the second quarter ended June 30, 2020. The Company’s six-month progress includes the development of several strategic initiatives, including growth-oriented opportunities in pain management and COVID-19 related therapeutics.

“Despite the COVID-19 pandemic business disruptions and the near-term delays to completing and commencing our clinical programs in Israel and the U.S., respectively, we acted swiftly over the past few months to leverage our sought-after technology to create several long-term business initiatives to enhance our value,” commented Dr. Shai Yarkoni, Chief Executive Officer. “In addition to pursuing a potential merger with a global leader in the high growth medical-grade cannabis market, which is being delayed due to COVID-19, we have either initiated or are contemplating other business development activities that will greatly benefit from our innovation, technology and know-how. I believe each of these opportunities represents meaningful catalysts for Cellect in multi-billion-dollar markets, subject to resolution of the COVID-19 pandemic and return to normal course of business.”

Notwithstanding the continued delays due to COVID-19, the Company remains focused on the following operational and clinical objectives:

●	Recruit the final patient in the Israel trial, as soon as practically allowed, and publish the primary endpoint results six months later

●	Commence the U.S. trial immediately upon resumption of normal business practices since the Company has already received the regulatory and institutional approvals to proceed

●	Highlight its stem cell thought leadership by presenting at two upcoming prestigious conferences – the Cell & Gene Meeting on the Mesa (October) and the International Congress on Autoimmunity (November), both being held virtually

●	Progress the scale-up process to complete robust, automated, close compartment Apograft process through clinically approved medical devices

The Company’s cash and cash equivalents totaled $7 million as of June 30, 2020, which includes the approximately $1.5 million (gross before expenses) resulting from several investors exercising certain warrants that were issued in February 2019.

Second Quarter 2020 Financial Results:

●	Research and development (R&D) expenses for the second quarter of 2020 were $0.39 million, compared to $0.44 million in the first quarter of 2020 and $1.03 million in the second quarter of 2019. The decrease in the second quarter of 2020 as compared to the first quarter of 2020 was primarily due decrease in clinical activities as a result of the COVID-19.

WWW.CELLECTBIO.COM	ENABLING STEM CELLS

●	General and administrative (G&A) expenses for the second quarter of 2020 were $0.61 million, compared to $0.75 million in the first quarter of 2020 and $0.78 million in the second quarter of 2019. The decrease in the second quarter of 2020 as compared to the first quarter of 2020 was primarily due to the decrease in professional expenses.

●	Finance expenses for the second quarter of 2020 was $1.54 million, compared to finance income of $0.45 million in the first quarter of 2020. The change was primarily due to changes related to the fair value of the tradable and non-tradable warrants issued in a prior fundraising.

●	Net loss for the second quarter of 2020 was $2.54 million, or $0.007 per share, compared to $0.74 million, or $0.002 per share, in the first quarter of 2020, and $0.24 million, or $0.001 per share, in the second quarter of 2019.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on June 30, 2020 (U.S. $1 = NIS 3.466).

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company's technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect's expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

WWW.CELLECTBIO.COM	2	ENABLING STEM CELLS

Cellect Biotechnology Ltd.

Consolidated Statement of Operation

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2020	2020	2019	2020	2019
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	837	2,901	7,086	1,364	3,564

General and administrative expenses	1,356	4,703	5,064	2,116	2,709

Operating loss	2,193	7,604	12,150	3,480	6,273

Financial expenses (income) due to warrants exercisable into shares	1,098	3,807	(7,111)	4,697	(5,919)

Other financial expenses (income), net	(15)	(55)	880	627	462

Total comprehensive loss	3,276	11,356	5,919	8,804	816

Loss per share:

Basic and diluted loss per share	0.010	0.034	0.029	0.024	0.004

Weighted average number of shares outstanding used to compute basic and diluted loss per share	338,182,275	338,182,275	200,942,871	365,428,101	224,087,799

WWW.CELLECTBIO.COM	3	ENABLING STEM CELLS

Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

	Convenience
	translation
	June 30,	June 30,	December 31,
	2020	2020	2019
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	7,002	24,269	18,106
Other receivables	277	960	469

	7,279	25,229	18,575
NON-CURRENT ASSETS:
Restricted cash	95	330	328
Right of use - Assets under operating lease	262	908	1,035
Other long-term receivables	22	76	94
Property, plant and equipment, net	314	1,087	1,288

	693	2,401	2,745

	7,972	27,630	21,320
CURRENT LIABILITIES:
Trade payables	121	420	158
Other payables	622	2,158	3,080
Current maturities of lease liability	120	416	396
	863	2,994	3,634
NON-CURRENT LIABILITIES:
Warrants to ADS	666	2,307	2,172
Lease liability	155	538	677
	821	2,845	2,849
EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2019 and June 30, 2020; Issued and outstanding: 224,087,799*) and 390,949,079*) shares as of December 31, 2019 and June 30, 2020, respectively.	-	-	-
Additional Paid in Capital	36,595	126,839	108,598
Share-based payments	4,789	16,597	16,528
Treasury shares	(2,719)	(9,425)	(9,425)
Accumulated deficit	(32,377)	(112,220)	(100,864)

	6,288	21,791	14,837

	7,972	27,630	21,320

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

WWW.CELLECTBIO.COM	4	ENABLING STEM CELLS

Cellect Biotechnology Ltd.

Consolidated Cash Flow Data

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2020	2020	2019	2020	2019
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Total comprehensive loss	(3,276)	(11,356)	(5,919)	(8,804)	(816)

Adjustments to reconcile net loss to net cash used in operating activities:
Exchange rate difference	1	5	-	700	-
Net financing expenses	11	37	815	18	443
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	-	-	6	-	2
Depreciation	49	170	192	84	94
Changes in fair value of traded and not traded warrants	1,098	3,807	(8,442)	4,697	(5,895)
Share-based payment	239	829	529	468	744
Decrease (increase) in other receivables	(136)	(473)	145	(544)	75
Increase (decrease) in other payables	(217)	(753)	(715)	(1,621)	(730)
Decrease in right-of-use assets	53	183	314	92	200
Interest received during the period	10	35	(46)	23	(46)
Net cash used in operating activities	(2,168)	(7,516)	(13,121)	(4,887)	(5,929)

Cash flows from investing activities:
Restricted cash, net	(1)	(2)	-	2	-
Sale (Purchase) of property, plant and equipment	9	31	(120)	(3)	-
Net cash provided by investing activities	8	29	(120)	(1)	-

Cash flows from financing activities:
Exercise of warrants and stock options into shares	1,358	4,707	-	4,684	-
Leases liabilities	(61)	(212)	(278)	(108)	(178)
Issue of share capital and warrants, net of issue costs	2,652	9,194	23,723	71	(1,114)
Net cash provided (used) by financing activities	3,949	13,689	23,445	4,647	(1,292)
Exchange differences on balances of cash and cash equivalents	(11)	(39)	(769)	(721)	(397)
Increase (decrease) in cash and cash equivalents	1,778	6,163	9,435	(962)	(7,618)
Balance of cash and cash equivalents at the beginning of the period	5,224	18,106	17,809	25,231	34,862
Balance of cash and cash equivalents at the end of the period	7,002	24,269	27,244	24,269	27,244

WWW.CELLECTBIO.COM	5	ENABLING STEM CELLS